SERVICE PLAN

of

THE OLD MUTUAL FUNDS III

(A Delaware Business Trust)

Class C Shares

WHEREAS, Old Mutual Funds III, a Delaware business trust (the “Company”), is an open-end investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, the Company has issued several series of shares of beneficial interest, each of which represents a different portfolio (each a “Fund”), which Schedule may be modified from time to time as provided herein;

WHEREAS, each Fund has issued or may issue a class of shares called Class C (“Class C Shares”), as listed on Schedule A hereto; and

WHEREAS, the Trustees of the Company have determined that there is a reasonable likelihood that this Service Plan, applicable to a Fund’s Class C shares, will benefit that Fund’s Class C and the owner of shares of beneficial interest (“Shareholders”) in that Fund’s Class C shares.

NOW, THEREFORE, the Trustees of the Company hereby adopt this Service Plan pursuant to Rule 12b-1 under the 1940 Act.

Section 1. The Company has adopted this service plan (the “Plan”) to enable each Fund’s Class C Shares to bear the Service Fees (hereinafter defined) provided herein and is adopting the Plan pursuant to Rule 12b-1 in the event such fees would be interpreted to be prohibited by the Investment Company Act of 1940 unless paid pursuant to a Rule 12b-1 Plan.

Section 2. Each Fund listed on Schedule A hereto will pay to Old Mutual Investment Partners or the then current distributor of the Company’s Class C Shares a service fee at the aggregate annual rate set forth on Schedule A of a Fund’s average daily net assets attributable to Class C Shares (“Service Fee”). The Service Fee is being paid to Old Mutual Investment Partners or the then current distributor of the Company’s Class C Shares for providing or arranging with and paying others to provide personal service to shareholders of Class C Shares and/or the maintenance of such shareholders’ accounts, within the meaning of FINRA Rule 2830(b)(9). Arranging with and paying others to provide personal services to shareholders of the Class C Shares and/or the maintenance of Shareholder accounts shall expressly include, but not be limited to, (i) insurance companies or their affiliates who provide similar services to variable and group annuity or variable life insurance contract holders (“Contract Holders”) or their participants; (ii) sponsors of and/or administrators to contribution plans; and (iii) sponsors of and/or administrators to various wrap and asset allocation programs.

Section 3. Schedule A hereto may be amended from time to time to add Funds of the Company having Class C Shares. This Plan shall not take effect with respect to a Fund until it has been approved by (a) a vote of at least a majority of the outstanding Class C Shares of the applicable Fund; and (b) by votes of the majority of both (i) the Trustees of the Company and (ii) the Qualified Trustees, cast in person at a Board of Trustees’ meeting called for the purpose of voting on this Plan.

Section 4. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Section 3(b) herein for the approval of this Plan.

Section 5. Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to this Plan or any related agreement shall provide to the Trustees of the Company, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 6. This Plan may be terminated as to a Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class C Shares of such Fund.

Section 7. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of a majority of the outstanding Class C Shares of the affected Fund, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 8. This Plan may not be amended to increase materially the amount to be spent for distribution without the approval of a majority of the outstanding Class C Shares of the affected Fund and all material amendments to this Plan shall be approved in the manner provided in Section 3(b) herein for the approval of this Plan.

Section 9. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Company who are not interested persons of the Company, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the term “majority of the outstanding Class C Shares of the Fund” means the affirmative vote, at a duly called and held meeting of Class C shareholders of that Fund, (i) of the holders of more than 67% or more of the outstanding Class C Shares of that Fund and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Class C Shares of that Fund entitled to vote at such meeting are present (in person or by Proxy) or (ii) of the holders of more than 50% of the outstanding Class C Shares of that Fund entitled to vote at such meeting, whichever is less, and (c) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 10. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Company within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Company.

Section 11. This Plan shall not obligate a Fund, the Company or any other person to enter into an agreement with any particular person.

SCHEDULE A

To Service Plan

(Class C Shares)

Name of Fund	Amount of Service Fee
Old Mutual 2011-2020 Conservative Fund	0.25%
Old Mutual 2011-2020 Moderate Fund	0.25%
Old Mutual 2011-2020 Aggressive Fund	0.25%
Old Mutual 2021-2030 Conservative Fund	0.25%
Old Mutual 2021-2030 Moderate Fund	0.25%
Old Mutual 2021-2030 Aggressive Fund	0.25%
Old Mutual 2031-2040 Conservative Fund	0.25%
Old Mutual 2031-2040 Moderate Fund	0.25%
Old Mutual 2031-2040 Aggressive Fund	0.25%
Old Mutual 2041-2050 Conservative Fund	0.25%
Old Mutual 2041-2050 Moderate Fund	0.25%
Old Mutual 2041-2050 Aggressive Fund	0.25%